Mail Stop 3561

April 18, 2007

Frederic F. Brace
Executive Vice President and
  Chief Financial Officer
UAL Corporation
P.O. Box 66919
Chicago, Illinois 60666

Re: **UAL Corporation**
File No. 001-06033
Form 10-K: For the Year Ended December 31, 2006

Dear Mr. Brace:

        We have completed our review of your Form 10-K and have no further comments
at this time.

                                                Sincerely,

                                                Michael Fay
                                                Branch Chief